UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Wabash National Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

929566107 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Fargo & Company Tax Identification No. 41-0449260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,346,856 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,744,329 8 SHARED DISPOSITIVE POWER 4,043

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON HC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Wabash National Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1000 Sagamore Parkway South Lafayette, IN 47905

Item 2	(a)	Name of Person Filing:

Wells Fargo & Company

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

Item 2	(c)	Citizenship: Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2	(e)	CUSIP Number:

929566107

Item 3	The person filing is a: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

Item 4	Ownership:

See 5-11 of each cover page. Information as of December 31, 2004

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: January 31, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

First Allied Securities, Inc. (1)

Peregrine Capital Management, Inc. (1)

Wells Capital Management Incorporated (1)

Wells Fargo Bank, National Association (2)

Wells Fargo Funds Management, LLC (1)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).